EXHIBIT 99.1

Landmark Data Validate BrainsWay’s SWIFT™ Deep TMS, Beginning a New Era in Depression Treatment

World’s only FDA-cleared Deep TMS™ accelerated treatment reduces the acute phase of treatment by 70%

BURLINGTON, Mass. and JERUSALEM, March 04, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) unveiled new clinical data showing a significantly faster, noninvasive way to treat depression without compromising the efficacy of one of psychiatry’s most impactful treatments. The milestone advances BrainsWay’s brain health vision and sets the stage for a neuromodulation platform that transforms lives.

Two new peer-reviewed manuscripts in Brain Stimulation found that BrainsWay’s exclusive FDA-cleared SWIFT™ accelerated Deep Transcranial Magnetic Stimulation (Deep TMS™) protocol for the treatment of Major Depressive Disorder (MDD) achieved comparable remission and response rates when compared to the traditional standard protocol. The accelerated protocol reduces the traditional 20-visit acute treatment phase to just 6 half days, followed by weekly maintenance visits for 4 weeks.

Widespread adoption of the SWIFT approach, which reduces the number of clinic visits in the acute phase by ~70%, could alter how interventional psychiatry is delivered, improving patient retention and expanding clinical options at a time when demand for non-drug depression therapies is rising.

In a large, randomized, multisite non-inferiority trial, patients treated with BrainsWay’s accelerated protocol achieved:

  87.8% response rate
  78.0% remission rates
  Median time to remission of 21 days, compared with 28 days under the standard daily protocol

“SWIFT demonstrates that we can substantially reduce treatment burden without compromising on outcomes, which fundamentally changes what access looks like for patients,” said Colleen A. Hanlon, Ph.D., Vice President of Medical Affairs at BrainsWay.

Why SWIFT™ Matters: The Cost of Time

Over 20 million U.S. adults live with MDD, at an estimated $333 billion annual economic burden. Yet logistical barriers – time away from work, caregiving responsibilities, and travel – reduce the number of people who initiate access to this life-saving treatment. SWIFT™ lowers one of the most persistent barriers in interventional psychiatry: Time.

The second published manuscript, focusing on the patients’ own ratings of perceived impact of the treatment on their lives, highlights the human impact of that efficiency. Key secondary outcomes in this study include:

  ~70% of the participants no longer suffered from severe quality of life impairment
  Approximately 60% returned to normal-range functioning after treatment

Patients also reported earlier symptom improvement across a range of measures, consistent with clinician-rated outcomes, suggesting not only statistical success, but lived recovery.

“Patients are reconnecting with work, relationships, and routines,” said Hanlon. “That’s the human outcome that matters most.”

As clinical innovation improves access, payers are also reducing administrative barriers, including the previously announced move by Evernorth® Behavioral Health to eliminate prior authorization requirements for Deep TMS.

“We believe this marks the beginning of a new era for BrainsWay,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Innovation in mental health cannot stop at clinical efficacy – it must address accessibility and scalability. SWIFT demonstrates that we can advance neuroscience while expanding real-world reach. That is the future of interventional psychiatry.”

Study Design and Results

The trial incorporated input from both patients and providers in both urban and rural areas, reflecting a patient-centric approach uncommon in studies of this type. Each manuscript highlights different but complementary findings from the same clinical trial.

Manuscript 1: Accelerated TMS with the H1-coil for Depression: A Multisite, Randomized Non-Inferiority Trial

In the randomized non-inferiority comparison, the accelerated SWIFT protocol achieved an 87.8% response rate and a 78.0% remission rate on the clinician-rated Hamilton Depression Rating Scale (HDRS-21), establishing efficacy comparable to the standard once-daily protocol while requiring substantially fewer treatment days. (The standard protocol consists of an acute phase of 5 daily sessions over 4 weeks, followed by 2 daily sessions per week for 2 weeks.) Median time to remission was 21 days for SWIFT versus 28 days for the standard protocol. Outcomes were consistent across diverse patient subgroups, including individuals with moderate-to-severe depression and comorbid anxiety symptoms.

Manuscript 2: Patient-Reported Outcomes Following Accelerated vs. Standard Deep TMS with the H1 coil for Major Depression: A Multisite Randomized Trial

Clinician-rated measures remain the gold standard in depression trials; however, patient-reported outcomes provide critical insight into real-world experiences. Daily patient assessments confirmed substantial improvements in quality of life, functioning, and symptom burden among patients receiving accelerated treatment. By 6 weeks, quality-of-life scores improved by approximately 32 percentage points from those measured at baseline. The proportion of patients reporting severe functional impairment declined from 85–100% at baseline to 15–17% at the end of treatment, and approximately 60% reached normal-range functioning by the end of treatment. Patients receiving SWIFT also reported earlier perceived symptom improvement across a range of symptoms, consistent with clinician-rated findings.

For more information, visit BrainsWay.com.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
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Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com